UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2014

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

130 Adelaide Street West, Suite 1010
Toronto, Ontario  M5H  3P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.   Form 51-102F3 -- Material Change Report

2.  Press Release regarding New Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: November 13, 2014	By:	/s/ Henry Kneis
Henry Kneis Cheif Financial Officer

LIVEREEL MEDIA CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.             REPORTING ISSUER

LiveReel Media Corporation (the “Issuer”)
130 Adelaide Street West, Suite 1010
Toronto, Ontario
M5H  3P5

Item 2.             DATE OF MATERIAL CHANGE

November 13, 2014.

Item 3.             PRESS RELEASE

A press release was issued by the Issuer on November 13, 2014 via a Canadian news wire service, a copy of which has been filed on SEDAR.

Item 4.             SUMMARY OF MATERIAL CHANGE

The Issuer appoints Tom Astle a director of the Issuer.

Item 5.             FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced the appointment of Tom Astle who joins the board of directors following the resignation of Paul Sparkes. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Tom Astle.

Item 6.             RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

Item 7.             OMITTED INFORMATION

No information has been omitted from this material change report.

Item 8.             EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Henry Kneis, Chief Financial Officer
Telephone:                      (416) 649-5085
Facsimile                         (416) 649-5099

Item 9.             DATE OF REPORT

 November 13, 2014.

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ANNOUNCES NEW DIRECTOR

TORONTO, ONTARIO, November 13, 2014 – LiveReel Media Corporation (OTC: LVRLF.PK) announced that Paul Sparkes has resigned as a director of the Corporation, and was replaced by Tom Astle. The Board of Directors now consists of Michael Wekerle, Henry Kneis and Tom Astle.

Mr. Astle, is currently the Head of Investment Strategy at Difference Capital Financial Inc., a specialty finance company focused on creating shareholder value through strategic investment and advisory services in growth companies.  Mr. Astle has over 20 years’ experience in equity research.  Prior to joining Difference Capital, Mr. Astle was a top ranked equity analyst at firms such as Merrill Lynch and National Bank Financial.  He also ran research departments at a number of different institutions, including Dundee Capital Markets.  Mr. Astle holds both a CFA and P.Eng. designation.

About LiveReel

Established in 1997, LiveReel Media Corporation is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

Contact:
Henry Kneis, CFO
(416) 649-5085